RESIGNATION

TO: GALA GLOBAL INC.

AND TO: THE BOARD OF DIRECTORS THEREOF

I, Harold Milburn, hereby tender my resignation as an Officer and Director of GALA GLOBAL, Inc.

Effective upon acceptance.

DATED at this 21st Day of September, 2015.

Harold Milburn

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